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                          SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C.  20549

                                ---------------------

                                    SCHEDULE 14D-1
                                  (Amendment No. 2)
                                TENDER OFFER STATEMENT
         PURSUANT TO SECTION 14(d)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                                ---------------------

                                    Tescorp, Inc.
                              (Name of subject company)

                           Tescorp Acquisition Corporation
                               Supercanal Holding S.A.
                                       (Bidder)

                        Common Stock, par value $.02 per share
                            (Title of class of securities)

                               881584106 - Common Stock
                        (CUSIP number of class of securities)

                                 Daniel Eduardo Vila
                                       Chairman
                           Tescorp Acquisition Corporation
                             c/o Supercanal Holding S.A.
                                    Godoy Cruz 316
                             Mendoza, Province of Mendoza
                                    Argentina 5500
                                     54-61-295125
(Name, address and telephone number of person authorized to receive notices and communications on behalf of bidder)

                                ---------------------

                                   with a copy to:

                               David W. Bernstein, Esq.
                                    Rogers & Wells
                                   200 Park Avenue
                            New York, New York 10166-0153
                              Telephone:  (212) 878-8342

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          This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule 14D-1 dated December 8, 1997, and as amended by Amendment No. 1 dated December 30, 1997 which was filed by Tescorp Acquisition Corporation (the "Purchaser") and Supercanal Holding S.A. ("Parent" and, together with the Purchaser, the "Bidder") with regard to a solicitation of tenders of Common Stock, par value $.02 per share, of Tescorp, Inc., as follows:

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

     (a)  (9)  Supplemented Offer to Purchase dated January 13, 1998.(1)
          (10) Text of Press Release dated January 12, 1998.(1)


          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this amendment is true, complete and correct.


Dated:  January 13, 1998



                                   TESCORP ACQUISITION CORPORATION



                                   By:/s/ Alfredo L. Vila
                                      --------------------------------
                                   Name:  Alfredo L. Vila
                                   Title:  President



                                   SUPERCANAL HOLDING, S.A.



                                   By:/s/ Alfredo L. Vila
                                     ---------------------------------
                                   Name:  Alfredo L. Vila
                                   Title:  Vice Chairman


________________
(1) Incorporated by Reference to the Schedule 13E-3 filed by the Purchaser and the Parent on January 14, 1998.

                                          2